UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 050-05571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RadioShack Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION
300 RadioShack Circle
Mail Stop CF5-327
Fort Worth, Texas 76102

RADIOSHACK PUERTO RICO 1165(e) PLAN
FINANCIAL STATEMENTS

At June 30, 2013, and June 30, 2012
and for the Plan Years Ended June 30, 2013, and June 30, 2012

Supplemental Schedule at June 30, 2013

RADIOSHACK PUERTO RICO 1165(e) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
RadioShack Puerto Rico 1165(e) Plan

We have audited the accompanying statements of net assets available for benefits of the RadioShack Puerto Rico 1165(e) Plan as of June 30, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RadioShack Puerto Rico 1165(e) Plan as of June 30, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
December 23, 2013

RADIOSHACK 1165(e) PLAN
Statements of Net Assets Available for Benefits

	June 30
	2013	2012
Assets
Investments at fair value
Money market funds	$463,595	$588,071
Mutual funds	3,311,047	3,551,426
Common stock	298,317	282,263
Total investments	4,072,959	4,421,760

Receivables
Notes receivable from participants	735,187	695,119
Employer receivables	5,078	9,258
Total receivables	740,265	704,377

Net assets available for benefits	$4,813,224	$5,126,137

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 1165(e) PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended June 30,
	2013	2012
Investment income (loss):
Dividends	$47,983	$86,680
Net appreciation (depreciation) fair value of assets	409,227	(638,918)
Total investment income (loss)	457,210	(552,238)

Participant loan interest	25,105	30,379

Contributions:
Participants	313,235	310,953
Employer	204,502	215,924
Total contributions	517,737	526,877

Deductions:
Benefits paid to participants	(1,300,222)	(909,327)
Administrative expenses	(12,743)	(13,251)
Total deductions	(1,312,965)	(922,578)

Net decrease in net assets available for benefits	(312,913)	(917,560)
Net assets available for benefits at beginning of period	5,126,137	6,043,697
Net assets available for benefits at end of period	$4,813,224	$5,126,137

The accompanying notes are an integral part of these financial statements.

RADIOSHACK PUERTO RICO 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the RadioShack Puerto Rico 1165(e) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution employee benefit plan established for legal and administrative reasons effective November 1, 2009 covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”). Eligible employees for this Plan are those who reside in Puerto Rico or who perform labor or services primarily within Puerto Rico. The Plan has multiple, participant-directed investment options and conforms to and qualifies under Section 1081.01(d) (formerly Section 1165(e)) of the Puerto Rico Internal Revenue Code (the “Code”), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At June 30, 2013 and 2012, there were 156 and 155 employees of the Company participating in the Plan and 373 and 437 employees eligible to participate, respectively. The Plan is fully participant directed, and available investments consist of RadioShack common stock, registered investment companies and money market funds.

Administration
The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. The Company’s Board of Directors has appointed Banco Popular de Puerto Rico (“Banco Popular”) as the Plan’s trustee and Wells Fargo Bank, National Association (“Wells Fargo”) as the Plan’s custodian and recordkeeper.

Eligibility
In addition to being a resident of or performing services in Puerto Rico, an employee is eligible to participate in the Plan immediately such that an employee’s entry date shall be as soon as practicable following the employment date. For the purpose of Company matching contributions, an employee shall become a participant on the payroll period following the date on which the employee completes one year of service. A “year of service” means a consecutive twelve month period during which he or she completes at least 1,000 hours of service with RadioShack. An “hour of service” is each hour for which one is entitled to be paid by the Company (1) for the performance of duties, (2) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, or other similar reason, or (3) as back pay either awarded or agreed to by the Company.

Participant Contributions
Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 75%, in increments of 1%, of their annual compensation. During the Plan year ended June 30, 2013, in accordance with the provisions of the Code, participants generally could not elect more than $15,000 in pre-tax contributions during the 2013 calendar year. Participants who were age 50 and over in 2013 were permitted to contribute additional “catch-up” contributions of up to $1,500 during the calendar year.

Participants may direct their contributions into various investment options. Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings on Plan investments until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan. During the Plan years ended June 30, 2013 and 2012, there were no rollovers from other qualified plans.

Company Contributions
All Company contributions are discretionary and may change or be suspended in future years. Through June 30, 2013, the Company contributed an amount to each participant’s account maintained under the Plan equal to 100% of the participant’s contributions up to 4% of his or her annual compensation. Company contributions are made directly to the Plan, are made in cash, and are invested in accordance with the Plan.

Participant Accounts
Each participant’s account is credited or debited with the participant’s contribution and allocations of (1) the Company’s discretionary matching contribution, and (2) Plan earnings or losses. Allocations are based on the participant’s contribution or number of shares held, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Active participants own 100% of the balance in all their Plan accounts, including their matching account.

Benefits Paid to Participants
Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods summarized as follows:
(a)	Single lump sum payment in cash;
(b)	Part cash and part securities;
(c)	If account balance exceeds $5,000, monthly installments not to exceed ten years; or
(d)	A direct rollover to an eligible retirement plan.

Forfeited Accounts
Forfeited amounts include unclaimed benefit payments as described in the Plan document. Forfeitures are used to reduce employer contributions. There were no forfeitures during the Plan years ended June 30, 2013 and 2012.

Loans to Participants
The Plan may make a loan to a participant in an amount that is not less than $1,000 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account. Participants may not have more than two loans outstanding at any one time, provided however, they may have more than two but not more than four loans outstanding if those loans were outstanding under the RadioShack 401(k) Plan on October 31, 2009. Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is typically based upon the Prime Rate plus one percent (1%) as published in the Wall Street Journal on the first business day of each month. However, the Administrative Committee may, from time to time in its discretion, utilize other standards to set interest rates and change the rates for loans. For the Plan years ended June 30, 2013 and 2012, interest rates on participant loans ranged from 4.25% to 9.25%, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end. There are no significant restrictions on redeeming these securities at NAV. Common stock is valued at its closing market price.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The net appreciation in fair value of investments includes realized gains and losses on sales during the year and current year changes in unrealized appreciation in fair value of investments held at year end, less investment management fees.

Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification No. 820(“ASC 820”), Fair Value Measurements, establishes a framework for measuring fair value. The framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The highest priority, Level 1, is given to unadjusted quoted prices in active markets for identical assets or liabilities. The lowest priority, Level 3, is assigned to unobservable inputs. The three levels are described as follows:

Level 1. Inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 assets within the Plan are valued at the published price in active markets (NYSE, NASDAQ, or the Chicago Board of Trade).

Level 2. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs other than quoted prices that are observable for the asset or liability. At June 30, 2013 and 2012, none of the Plan assets were considered Level 2 investments.

Level 3. Valuation inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. At June 30, 2013 and 2012, none of the Plan assets were considered Level 3 investments.

The calculations described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Below are the Plan’s financial instruments carried at fair value on a recurring basis at June 30, 2013 and 2012.

	June 30, 2013
	Level 1	Total
Money market funds	$463,595	$463,595

Mutual funds
International funds	247,156	247,156
Growth funds	1,072,500	1,072,500
Target date funds	1,518,122	1,518,122
Index funds	174,927	174,927
Fixed income funds	298,342	298,342

Common stock - RadioShack Corporation	298,317	298,317

Total investments	$4,072,959	$4,072,959

	June 30, 2012
	Level 1	Total
Money market fund	$588,071	$588,071

Mutual funds
International funds	244,235	244,235
Growth funds	1,154,239	1,154,239
Target date funds	1,494,343	1,494,343
Index funds	169,128	169,128
Fixed income funds	489,481	489,481

Common stock - RadioShack Corporation	282,263	282,263

Total investments	$4,421,760	$4,421,760

Concentration, Market and Credit Risk
The Plan provides for investment alternatives in a variety of stock, registered investment companies, and other investment securities. Investments are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies. These investments involve special risks not typically associated with investments in the securities of United States companies. Those risks include currency fluctuation, less reliable information about the issuers of securities, and possibly adverse political and economic developments.

At June 30, 2013 and 2012, approximately 7% and 6% respectively of the investments of the Plan consisted of securities of its sponsor, RadioShack Corporation. On December 20, 2013, the Company’s stock price closed at $2.62. On June 28, 2013, and June 29, 2012, the Company’s stock price closed at $3.16 and $3.84, respectively.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Reclassifications
Certain prior year amounts related to the classification of investments in common collective trusts have been reclassified as money market funds to conform to the current year presentation.

Notes Receivable from Participants
Notes receivable from participant loans are recorded at the unpaid principal balance.

Administrative Expenses
Any administrative expenses of the Plan paid directly to Wells Fargo or Banco Popular by the Company are not a component of the changes in net assets available for Plan benefits. Administrative expenses paid by participants are summarized in the accompanying statements of changes in net assets available for benefits, and include loan origination, investment trading, and withdrawal processing fees.

New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 amended ASC 820, Fair Value Measurements, to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. Also, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2012. The adoption of ASU 2011-04 did not have a material effect on the Plan’s financial statements.

3.	Plan Investments
The following table presents the individual investments that exceeded 5% or more of the Plan’s net assets at June 30, 2013 and 2012.

	June 30
	2013	2012
	Fair Value	Fair Value

Harbor Capital Appreciation Fund	$573,682	$671,362
T. Rowe Price Retirement 2030 Fund	508,132	484,988
WFA Heritage Money Market Fund	463,595	577,214
RadioShack Corporation Common Stock	298,317	282,263
T. Rowe Price Retirement 2035 Fund	291,197	*
PIMCO Total Return Fund	258,629	489,481
Harbor International Fund	247,144	*

*Investment did not exceed 5% or more of the Plan’s net assets

During the Plan year ended June 30, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value by $409,227 as follows:

	June 30
	2013	2012

Common stock	$(40,795)	$(619,158)
Registered investment companies	450,022	(19,760)
	$409,227	$(638,918)

4.	Tax Status of the Plan
The Plan has received a determination letter from the Commonwealth of Puerto Rico Department of the Treasury dated August 19, 2010. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Also, the Administrative Committee believes the Plan is currently operating in compliance with the applicable requirements of the Code. Accordingly, employee contributions, employer contributions, and investment earnings of the Plan are not taxable to participants until distributed.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Commonwealth of Puerto Rico Department of Treasury. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of June 30, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related Party/Parties-in-Interest Transactions
The Plan makes loans to Plan participants and also invests in shares of a money market fund managed by the recordkeeper; therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in the common stock of the Company. At June 30, 2013 and 2012, the Plan held 94,404 and 73,506 shares of common stock of the Company. These amounts represented approximately 7% and 6%, respectively, of the Plan’s total investments and less than .09% of the outstanding common shares of the Company at both dates.

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer where employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organizations or relatives of such persons.

6.	Subsequent Events
As of December 23, 2013, there were no subsequent events.

Schedule 1
RADIOSHACK 1165(e) PLAN
Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year)
June 30, 2013
PN 050 - EIN 75-1047710

	Description of Investment	Current value
	Registered Investment Companies:
	Harbor Capital Appreciation Fund	$573,682
	T. Rowe Price Retirement 2030 Fund	508,132
*	WFA Heritage Money Market Fund	463,595
	T. Rowe Price Retirement 2035 Fund	291,197
	PIMCO Total Return Fund	258,629
	Harbor International Fund	247,144
	T. Rowe Price Retirement 2040 Fund	211,310
	Morgan Stanley Small Company Growth Portfolio	200,226
	Vanguard Institutional Index Fund	174,886
	T. Rowe Price Retirement 2045 Fund	174,328
	American Beacon Large Cap Value Fund	133,741
	T. Rowe Price Retirement 2050 Fund	96,304
	T. Rowe Price Retirement 2020 Fund	95,901
	Victory Institutional Diversified Stock Fund	89,110
	T. Rowe Price Retirement 2025 Fund	43,378
	Royce Total Return Fund	37,973
	Columbia Small Cap Value Fund II	37,768
	PIMCO Income Fund	34,622
	T. Rowe Price Retirement 2055 Fund	30,381
	T. Rowe Price Retirement 2010 Fund	29,582
	T. Rowe Price Retirement 2015 Fund	23,795
	T. Rowe Price Retirement Income Fund	13,814
	PIMCO Real Return Fund	5,091
	Vanguard Mid Cap Index Fund	41
	Oppenheimer Developing Mkt	12
	Total Registered Investment Companies	3,774,642

*	RadioShack Corporation Common Stock (94,404,shares)	298,317

	Total investments	4,072,959

*	Participant loans (Interest rates range from 4.25%-9.25% with various due dates)	735,187
		$4,808,146

*Denotes a party-in-interest to the Plan as defined by ERISA
** Cost not required for participant directed investment

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadioShack 1165(e) Plan

Date: December 23, 2013	By	/s/	Justin Johnson
Justin Johnson
Vice-President, Compensation, Benefits, and HR Data

Index to Exhibits

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm – Whitley Penn LLP